

July 20, 2011

Via Email
Kevin P. Clark
Vice President and Chief Financial Officer
c/o Delphi Automotive LLP
5725 Delphi Drive
Troy, MI 48098

      Re: Delphi Automotive PLC
              Amendment No. 2 to the Registration Statement on Form S-1
              Filed July 13, 2011
              File No. 333-174493

Dear Mr. Clark:

     We have reviewed your response to our letter dated July 8, 2011 and have the following additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 36

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 43

1.   Please revise footnote (f) to disclose how the additional $12 million of compensation expense as a result of accelerated vesting was calculated or determined.

Delphi Automotive LLP December 31, 2010 Financial Statements, page F-5

Notes to Consolidated Financial Statements, page F-12

17. Membership Interests, page F-57

2.   We note from your response to prior comments 8 and 9 that the fair value at issuance and net income are allocated to the various membership classes based on the distribution provisions of the LLP Agreement. Please provide us with a copy of this agreement and indicate in your response the relevant sections of the agreement that govern the distribution of income and membership interests. Also, please file this agreement as an exhibit to your registration statement or advise.

General

3.   Please update the financial statements when required in accordance with Rule 3-12 of Regulation S-X.

4. An updated accountant's consent should be included in any future amendments to your Form S-1 registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel, Accounting Branch Chief at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Michael Kaplan
        Davis Polk & Wardwell LLP